

SEC 07008765 ISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 18206 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING October 1, 2006 (MM/DD/YY) AND ENDING September 30, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anderson & Strudwick, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

707 East Main Street, 20th Floor
(No. and Street)

Richmond, Virginia 23219
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George F. Nolde, III (804) 344-3847
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert & Holland, LLP
(Name – *if individual, state last, first, middle name*)

1700 Bayberry Court, Suite 300, Richmond, Virginia 23226
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 15 2008
THOMSON FINANCIAL



SEC MAIL PROCESSING
RECEIVED
NOV 2 ? 2007
160


**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, George F. Nolde, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anderson & Strudwick, Inc., as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO
Title

Notary Public


JOYCE A. FIELDS
Notary Public
Commonwealth of Virginia
My Commission Expires Feb 28, 2009
257495

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**ANDERSON & STRUDWICK, INC.**
**AND SUBSIDIARY**
**(a wholly-owned subsidiary of**
**Anderson & Strudwick Investment Corporation)**

## TABLE OF CONTENTS


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

## Report of Independent Auditors

The Board of Directors
Anderson & Strudwick, Inc.
Richmond, Virginia

We have audited the accompanying consolidated statements of financial condition of Anderson & Strudwick, Inc. and subsidiary (the "Company") (a wholly owned subsidiary of Anderson & Strudwick Investment Corporation) as of September 30, 2007 and 2006. These consolidated statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of financial condition. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the consolidated financial condition of Anderson & Strudwick, Inc. and subsidiary as of September 30, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, LLP

Richmond, Virginia
November 28, 2007

ANDERSON & STRUDWICK, INC. AND SUBSIDIARY
**(a wholly-owned subsidiary of Anderson & Strudwick Investment Corporation)**

## CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

**September 30, 2007 and 2006**

| | 2007 | 2006 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 3,694,541 | $ 2,978,283 |
| Receivable from clearing broker | 1,082,523 | 938,122 |
| Securities owned, at market value | 707,747 | 893,952 |
| Office equipment and leasehold improvements, net | 833,573 | 840,013 |
| Deposit with clearing broker | 150,000 | 150,000 |
| Investment in partnership interest | 243,596 | 246,296 |
| Income tax receivable | 9,049 | 140,450 |
| Deferred tax asset | 168,850 | 174,407 |
| Other assets | 1,317,991 | 1,756,619 |
| **Total assets** | $ 8,207,870 | $ 8,118,142 |
| **LIABILITIES** | | |
| Payable to clearing broker | $ 731,132 | $ 887,865 |
| Securities sold, but not yet purchased, at market value | 113,392 | 203,164 |
| Accrued compensation | 866,401 | 1,109,078 |
| Accounts payable, accrued expenses and other liabilities | 1,049,163 | 995,914 |
| Deferred tax liability | 238,925 | 174,407 |
| **Total liabilities** | 2,999,013 | 3,370,428 |
| Stockholders' Equity | | |
| Convertible preferred stock, 5% noncumulative, nonvoting. Authorized 10,000 shares; issued and outstanding no shares. | - | - |
| Common stock, $1par value. Authorized 250,000 shares; issued and outstanding 161,350 at 2007 and 2006 | 161,350 | 161,350 |
| Additional paid-in-capital | 5,485,233 | 5,229,863 |
| Accumulated deficit | (437,726) | (643,499) |
| | 5,208,857 | 4,747,714 |
| **Total liabilities and stockholders' equity** | $ 8,207,870 | $ 8,118,142 |

See notes to consolidated financial statements

## Note 1. Summary of Significant Accounting Policies

***Organization and operations:*** The consolidated statements of financial condition as of and for the years ended September 30, 2007 and 2006 include the accounts of Anderson & Strudwick, Inc. (A&S) and its wholly owned subsidiary, A&S Financial Corporation (collectively the "Company"). All intercompany balances and transactions have been eliminated in consolidation. A&S is a broker-dealer registered under the Securities Exchange Act of 1934 as well as an investment advisor registered under the Investment Advisors Act of 1940. The majority of its business is conducted in the Commonwealth of Virginia

The Company is a wholly owned subsidiary of Anderson & Strudwick Investment Corporation (ASIC).

***Basis of presentation***: A&S is engaged primarily in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory services. A&S Financial Corporation offers the Company's customers participation in higher yielding money market accounts. The money market accounts are the only business that occurs in the A&S Financial Corporation.

***Estimates:*** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions for the reporting periods and as of the financial statement dates. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

***Customer transactions***: Customer transactions are reported to customers on a settlement date basis and related revenues and expenses are recorded on a trade date basis.

The Company utilizes a third party provider, Pershing, a division of Donaldson, Lufkin & Jenrette Securities Corporation, a Credit Suisse First Boston Company, to clear and execute customer transactions on a fully disclosed basis. Accordingly, Pershing holds all customer accounts.

***Cash and cash equivalents***: Cash and cash equivalents include all highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

***Investment in partnership interests***: The investment in partnership interests is accounted for under the equity method.

***Securities transactions***: Marketable securities are valued at market value, except for not readily marketable securities, which are valued at estimated fair value as determined by management. Market value is determined from closing prices on national securities exchanges and dealer quotes in the over-the-counter market. Estimated fair value for securities without a readily available market value is determined utilizing a realizability analysis.

**Note 1. Summary of Significant Accounting Policies (Continued)**

***Investment banking***: Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recognized as revenue on the offering date of the securities. Additionally, sales commissions are recorded on settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Receivables from customers for brokerage, investment management, or investment banking services are presented in the financial statements at invoiced amounts, net of any allowance for uncollectible accounts. Any applicable allowance for uncollectible accounts is determined based on a specific analysis of receivable accounts.

***Office equipment and leasehold improvements:*** The Company depreciates office furniture and equipment using straight-line and accelerated methods, based on estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases.

***Income taxes***: The Company is included in the consolidated federal income tax return filed by ASIC. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from ASIC. The amount of current and deferred taxes payable or refundable is recognized as of the date of the consolidated financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the consolidated financial statements for the change in deferred tax liabilities or assets between years.

***Commitments and contingencies***: Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

**Note 2. Receivable from and Payable to Clearing Broker**

Receivable from clearing broker represents securities failed to deliver and commissions earned on customer transactions, net of clearing fees and interest associated with both customer and Company transactions, which are due from the clearing broker.

Payable to clearing broker represents financing provided by the clearing broker to the Company and is collateralized by securities owned. Interest on this financing is charged by the clearing broker at the broker call rate. At September 30, 2007 and 2006, the broker call rate was 6.5 % and 7%, respectively. In the event that customers are unable to fulfill their contractual obligations, Pershing may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations.

At September 30, 2007 and 2006, the Company had a deposit of $150,000, with Pershing for the purpose of assuring performance under the clearing agreement.

## Note 3. Securities Owned and Securities Sold, but not yet Purchased

Securities owned and securities sold, but not yet purchased at September 30, 2007 and 2006 consist of the following:

| | 2007 | 2006 |
|---|---|---|
| Securities owned, at market value: | | |
| Obligations of U.S. government | $ 18,076 | $ 57,274 |
| State and municipal obligations | 78,853 | 164,064 |
| Corporate bonds, debentures and notes | 32,354 | 74,940 |
| Corporate stocks | 551,028 | 537,716 |
| Certificates of deposit | 27,436 | 59,958 |
| | $ 707,747 | $ 893,952 |
| Securities sold, but not yet purchased, at market value: | | |
| Unit investment trust | 92,004 | 20,576 |
| Corporate stocks | 21,388 | 182,588 |
| | $ 113,392 | $ 203,164 |

The Company owns certain securities, which are not readily marketable. These include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities of the Company. At September 30, 2007 and 2006, these securities have an estimated fair value of approximately $373,000 and $255,000, respectively, and are included in corporate stocks.

## Note 4. Office equipment and leasehold improvements

Office equipment and leasehold improvements at September 30, 2007 and September 30, 2006 are summarized as follows:

| | 2007 | 2006 |
|---|---|---|
| Furniture and equipment | $ 1,250,649 | $ 1,337,259 |
| Leasehold improvements | 366,347 | 421,924 |
| | 1,616,996 | 1,759,183 |
| Less accumulated depreciation | 783,423 | 919,170 |
| Net property and equipment | $ 833,573 | $ 840,013 |

## Note 5. Investment in Partnership Interests

In 1997, the Company purchased an interest in Independent Property Operators of America LLC (the Partnership), which invests primarily in hotels. The Company's investment represents less than 1% of the Partnership's total equity. The Partnership is managed by an entity which is owned by an employee of the Company. The Partnership had total assets of approximately $43 million and total members' equity of approximately $25 million as of December 31, 2006 and a net loss of approximately $400,000 for the year ended December 31, 2006. The Partnership had total assets of approximately $39 million and total members' equity of approximately $27 million as of December 31, 2005 and approximately $1.6 million in net income for the year ended December 31, 2005.

## Note 6. Net Capital and Reserve Requirement

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (the Net Capital Rule) and elects to compute its net capital requirements in accordance with the aggregate indebtedness method. This method requires that the Company's ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that minimum net capital may not be less than $250,000. At September 30, 2007 and 2006, the Company had net capital, as defined, of $2,348,791 and $1,385,807, respectively, which was $2,098,791 and $1,135,807 respectively, in excess of the minimum net capital required. The ratio of aggregate indebtedness to net capital was .8 and 1.5 to 1, respectively, for the above dates. The Company is exempt from the reserve requirements for broker-dealers under Rule 15c3-3, subparagraph (k)(2)(ii).

## Note 7. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2007 and 2006 are presented below:

| | 2007 | 2006 |
|---|---|---|
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ 18,182 | $ 95,134 |
| Accrued rent expense | 118,665 | 99,742 |
| Other | 113,739 | 173,678 |
| Less valuation allowance | (81,736) | (194,147) |
| Deferred tax assets | $ 168,850 | $ 174,407 |
| Deferred tax liabilities: | | |
| Prepaid expenses | $ 89,591 | $ 76,118 |
| Office equipment and leasehold improvements, principally due to differences in depreciation | 116,725 | 73,670 |
| Other | 32,609 | 24,619 |
| Deferred tax liabilities | $ 238,925 | $ 174,407 |

In establishing a valuation allowance with respect to deferred tax assets, management assesses whether it is more likely than not that some portion or all of the deferred tax assets will be realized in the future.

**Note 7. Income Taxes (Continued)**

The Company has net operating loss carryforwards of approximately $53,000 available at September 30, 2007. All o the $53,000 will expire by the tax year ending September 30, 2008. Use of these carryforwards to offset future taxable income is dependent on future taxable income and is limited to approximately $53,000 per year by Section 382 of the Internal Revenue Code (IRC).

**Note 8. Employee Benefit Plan**

The Company has a profit sharing retirement plan as described in Section 401(k) of the IRC in which employees of the Company participate. The plan covers substantially all employees upon attainment of age 21 and completion of one year of continuous services, as defined. Employees may elect to make salary reduction contributions up to the maximum amounts allowed under the IRC. The Company may provide discretionary or matching contributions at a rate to be determined annually.

ASIC has an employee stock ownership plan whereby employees of the Company may acquire shares of ASIC. The plan covers substantially all employees upon attainment of age 21 and completion of one year of continuous service, as defined.

**Note 9. Transactions with Affiliates and Related Parties**

The Company may make advances to and receive advances from other affiliated companies controlled by ASIC. There was no amounts receivable from or payable to other affiliated companies at September 30, 2007 and 2006. Amounts received from affiliates for services were approximately $555,000 and $614,000 for 2007 and 2006, respectively. Additionally the Company also has non-interest bearing advances and receivables outstanding from employees of approximately $1,080,000 and $1,398,000 at September 30, 2007 and 2006, respectively. Substantially all advances to employees relate to advances made as incentives for employing new brokers. These advances are being forgiven over the term of each employment agreement. Forgiven amounts are included in employee compensation and benefits in the accompanying consolidated financial statements. Amounts from affiliates and from employees are included as other assets in the accompanying consolidated financial statements.

**Note 10. Commitments and Contingencies**

The Company leases its office space and equipment under operating leases expiring at various dates through 2013. Minimum future rental payments required under such leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2006 are as follows:

| Year Ending September 30, | | Amount |
|---|---|---|
| 2008 | $ | 1,088,836 |
| 2009 | | 1,023,663 |
| 2010 | | 914,956 |
| 2011 | | 784,187 |
| 2012 | | 711,483 |
| Thereafter | | 540,411 |
| | $ | 5,063,536 |

**Note 10. Commitments and Contingencies (Continued)**

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material effect on the Company's financial position or results of operations.

**Note 11. Financial Instruments**

The contractual arrangement between the Company and Pershing may be terminated at any time by either party with 60 days notice.

The financial instruments of the Company are reported in the consolidated statements of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

In the normal course of its business, the Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include the purchase and sale of securities pursuant to new issuances. These transactions are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the accompanying consolidated financial statements at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2007.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company has a concentration of credit risk in the Commonwealth of Virginia since a significant portion of its customer base resides in that state. This is mitigated through the Company's use of a third-party provider, Pershing, for maintenance and custody of collateral for all of its margin account customers in accordance with various regulatory and internal guidelines.

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of temporary cash investments. At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places their cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk.

## Note 12. Other Assets

Other assets consist of the following:

| | 2007 | 2006 |
|---|---|---|
| Cash surrender value of life insurance | $ 10,335 | $ 16,928 |
| Prepaid expenses | 238,266 | 202,811 |
| Forgiveable loans, net | 759,951 | 801,285 |
| Employee loans, net of allowance for doubtful accounts of $17,077 for 2007 and 2006 | 101,597 | 244,343 |
| Security deposits | 38,386 | 38,386 |
| Other assets | 169,456 | 452,866 |
| | $ 1,317,991 | $ 1,756,619 |

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Year ended September 30, 2007


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

**Independent Auditors' Report on Internal Control**
**Required by SEC Rule 17a-5(g)(1)**

The Board of Directors
Anderson & Strudwick, Inc.
Richmond, Virginia

In planning and performing our audit of the consolidated statements of financial condition of Anderson & Strudwick, Inc. and Subsidiary (the Company), as of September 30, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, LLP

Richmond, Virginia
November 28, 2007

**END**